BY EDGAR TRANSMISSION March 20, 2009 Ms. Christina DiAngelo Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Principal Funds, Inc. Response to SEC Staff Comments on: Registration Statements on Form N-14 Pursuant to Securities Act of 1933 Registration Nos. 333-157378, 333-157379

Dear Ms. DiAngelo:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on February 23, 2009, with respect to the Registrant’s Registration Statements on Form N-14. As we discussed during our telephone conversation on February 23rd, changes in response to staff comments will be made by the Registrant in its Definitive Filings on Form 497 for the Proxy Statement/Prospectus relating to the Reorganizations of the SmallCap Growth Fund III into the SmallCap Growth Fund I and the MidCap Growth Fund II into the MidCap Growth Fund III.

Comment 1. Disclose possible alternatives to the Reorganization.

Response. The following paragraph has been added:

“Should the Acquired Fund shareholders not vote in favor of the proposed Reorganization, the Board may consider other alternatives such as reorganizing the Acquired Fund with a different fund or liquidating the Acquired Fund.”

Comment 2. A portion of the capitalization table in the MidCap Growth N-14 was missing.

Response. The table has been added to the 497 filing.

Comment 3. Comment on the estimated payback period of the Acquired Fund shareholders.

Response.

The following sentence has been added to a footnote in the annual operating expense table for both filings:

“Assuming the Acquired Fund experiences the expense ratios shown in (c) (Pro forma assuming Reorganization), shareholders of the Acquired Fund may expect the Acquiring Fund to recover the expense of the Reorganization in one year.”

Comment 4. The shares outstanding for Institutional class shares in both the MidCap Growth Fund II and the SmallCap Growth Fund III capitalization table do not appear to sum to the correct total in the pro forma section of the table.

Response. The shares outstanding sum to the correct total when the reduction in net assets and decrease in net asset values per share section of the capitalization table is included in the summation.

Comment 5. Include the estimated trading costs associated with disposing of securities of the Acquired Funds that would not be compatible with the investment objectives and strategies of the Acquiring Funds.

Response. In the case of the MidCap Growth Fund II merger into the MidCap Growth Fund III, the estimated loss, including trading costs, have been included along with a per share capital loss.

There are no portfolio transition costs associated with the merger of the SmallCap Growth Fund III into the SmallCap Growth Fund I because the sub-advisor for the SmallCap Growth Fund III will be added as a sub-advisor to the SmallCap Growth Fund I at the time of merger.

Comment 6. Add a footnote to pro-forma information indicating who will be paying the costs of the Reorganizations.

Response. The requested footnote has been added.

Comment 7. Include accounting survivor analysis for both Reorganizations.

Response.

SmallCap Growth Fund III (“SCG III”) into SmallCap Growth Fund I (“SCG I”)

In connection with the Reorganization, Principal Management Corporation (“PMC”) has determined that, because SCG I will, post-Reorganization, more closely resemble SCG I pre-Reorganization, SCG I will be the accounting survivor of the Reorganization. As such, SCG I post-Reorganization will maintain the performance history of SCG I at the closing of the Reorganization.

Accounting Survivor

     The following is an analysis regarding the accounting survivor. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

     Portfolio Management: The primary factor in determining the accounting survivor is the surviving portfolio management. SCG I is currently advised by AllianceBernstein (“AB”). AB will continue to serve as the investment adviser to SCG I after the Reorganization. The four AB portfolio managers that are currently primarily responsible for the day-to-day management of SCG I will continue to be primarily responsible for the day-to-day management post-Reorganization of the portion of SCG I that will be allocated to AB.

     Post-Reorganization, Columbus Circle Investors (“CCI”) will be added as a sub-adviser to SCG I. CCI’s style of investing is comparable to that of AB in that, like AB, but in contrast to Mazama Capital Management, Inc. (“Mazama”), CCI focuses on the smaller end of the small capitalization universe.

     Post-Reorganization, PMC’s target allocation of SCG I’s assets to AB and CCI will be 50%-50%.

     Although CCI has been a sub-adviser to SCG III since December 15, 2006, during its tenure it has managed a relatively small portion of SCG III’s assets. During its tenure as a sub-adviser to SCG III, Mazama managed approximately 80% of the fund’s assets.

     Portfolio Composition: The portfolio composition strategies and techniques of SCG I post-Reorganization will be the strategies and techniques of SCG I pre-Reorganization, resulting in a portfolio composition more like that of SCG I pre-Reorganization than that of SCG III.

     Investment Objectives, Policies and Restrictions: The investment objective of SCG III and SCG I are identical. Both seek long-term growth of capital. The fundamental investment restrictions of each Fund are identical. Each Fund is a growth Fund; however, SCG I and SCG III use different investment strategies to achieve their respective goals. The investment policies of the SCG I post-Reorganization will more closely resemble those of SCG I pre-Reorganization.

     Expense Structure: The expense structure of both Funds is similar. The expense structure of SCG I will be the expense structure of SCG I post-Reorganization.

     Asset Size: As of September 30, 2008, SCG I had net assets of $164.5 million while SCG III had net assets of $257.3 million. Although SCG III is a larger fund than SCG I, the difference is not material because, as PMC has informed the Board in connection with the Reorganization, the variance between PMC’s target allocation post-Reorganization (50%-50%) and the expected allocation at the time of the merger (38%-62%) is within PMC’s acceptable range. PMC has, therefore, informed the Board that it will adjust the disparity solely by using future cash flows.

Three additional factors are of note regarding this Reorganization:

     1. Due to the similarity in investment styles AB and CCI follow, the historical performance of SCG I may be expected, post-Reorganization, to comport more closely with that of SCG I pre-Reorganization than that of SCG III.

     2. SCG I has been in existence for a longer period than SCG III (December 6, 2000 vs. June 1, 2004) and, therefore, cannot be viewed as having been organized for the purpose of extinguishing SCG III’s performance.

     3. If the board had not approved the merger of SCG III into SCG I, the Mazama portfolio would likely be transitioned into a different kind of portfolio to be managed by another sub-adviser. For that reason, it is appropriate to view the transition as being done to facilitate the merger and the addition of CCI as a sub-adviser to SCG I and, therefore, in comparing portfolio compositions, to compare SCG I post-Reorganization to SCG I pre-Reorganization and to SCG III pre-Reorganization as it existed with Mazama as a sub-adviser.

Performance Survivor

     The SEC staff has confirmed that in determining which fund's performance history to use in connection with fund mergers, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds' investment advisers; investment objectives, policies and restrictions; expense structure and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. The SEC has stated that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. Consistent with these factors and the above analysis, therefore, PMC has determined that the combined fund will maintain the performance history of SCG I.

Conclusion

     In conclusion, following the Reorganization, SCG I will be the accounting and performance survivor.

MidCap Growth Fund II (“MCG II”) into MidCap Growth Fund III (MCG III”)

In connection with the Reorganization, Principal Management Corporation (“PMC”) has determined that, because MCG III will, post-Reorganization, more closely resemble MCG III pre-Reorganization, MCG III will be the accounting survivor of the Reorganization. As such, MCG III post-Reorganization will maintain the performance history of MCG III at the closing of the Reorganization.

Accounting Survivor

     The following is an analysis regarding the accounting survivor. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

     Portfolio Management: The primary factor in determining the accounting survivor is the surviving portfolio management. MCG III is currently advised by Turner Investment Partners (“TIP”) and Mellon Capital Management Corporation (“MCM”). TIP and MCM will continue to serve as the investment advisers to MCG III after the Reorganization. The three TIP and the two MCM portfolio managers that are currently primarily responsible for the day-to-day management of MCG III will continue to be primarily responsible for the day-to-day management post-Reorganization of the portion of MCG III that will be allocated to TIP and MCM, respectively.

     Post-Reorganization, Jacobs Levy Equity Management, Inc. (“JL”) will be added as a sub-adviser to MCG III.

     Post-Reorganization, PMC’s target allocation of MCG III’s assets to TIP, MCM and JL will be 65%, 17.5% and 17.5%, respectively.

     Portfolio Composition: The portfolio composition strategies and techniques of MCG III post-Reorganization will more closely resemble those of MCG III pre-Reorganization than those of MCG II pre-Reorganization.

     Investment Objectives, Policies and Restrictions: The investment objective of MCG II and MCG III are identical. Both seek long-term growth of capital. The fundamental investment restrictions of each Fund are identical. Each Fund is a growth Fund; however, MCG II and MCG III use different investment strategies to achieve their respective goals. The investment policies of the MCG III post-Reorganization will more closely resemble those of MCG III pre-Reorganization.

     Expense Structure: The expense structure of both Funds is similar. The expense structure of MCG II will be the expense structure of MCG III post-Reorganization.

     Asset Size: As of September 30, 2008, MCG III had net assets of $679 million while MCG II had net assets of $277 million.

Performance Survivor

     The SEC staff has confirmed that in determining which fund's performance history to use in connection with fund mergers, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds' investment advisers; investment objectives, policies and restrictions; expense structure and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. The SEC has stated that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. Consistent with these factors and the above analysis, therefore, PMC has determined that the combined fund will maintain the performance history of MCG III.

Conclusion

     In conclusion, following the Reorganization, MCG III will be the accounting and performance survivor.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh Assistant Counsel Principal Funds, Inc.